A2Z TECHNOLOGIES CANADA CORP.

(Formerly ECC VENTURES 1 CORP.)

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited)
(Expressed in US Dollars)

FOR THE THREE MONTHS ENDED MARCH 31, 2020

INDEX

NOTICE OF NO AUDITOR REVIEW OF THE

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

In accordance with National Instrument 51-102 - *Continuous Disclosure Obligations*, of the Canadian Securities Administrators, the Company (as defined herein) discloses that its auditors have not reviewed the unaudited condensed interim consolidated financial statements.

The accompanying unaudited condensed consolidated interim financial statements of A2Z TECHNOLOGIES CANADA CORP. ("A2ZTC", or the "Company") for the three months ended March 31, 2020 have been prepared by and are the responsibility of the Company's management and have not been reviewed by the Company's auditors.

A2Z TECHNOLOGIES CANADA CORP. (Formerly ECC VENTURES 1 CORP.)
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(Expressed in Thousands of US Dollars, except per share data)

	March 31 2020 (Unaudited)	December 31 2019 (Audited)
ASSETS		
Current assets		
Cash and cash equivalents	**142**	289
Trade receivables	**281**	244
Other receivables *(note 6)*	**957**	1,106
Financial asset *(note 3)*	**5,624**	5,624
Inventory	**37**	38
Total current assets	**7,041**	7,301
Intangible asset - patent, net *(note 4)*	**2,311**	2,341
Long term deposit	**29**	30
Deferred taxes, net	**18**	16
Property, plant and equipment, net	**255**	326
Total non-current assets	**2,613**	2,713
Total Assets	**9,654**	10,014
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities		
Short term loan and current portion of long term loans	**182**	200
Lease liability	**12**	11
Trade payables	**316**	471
Other accounts payable	**404**	422
Total current liabilities	**914**	1,104
Lease liability	**45**	52
Long term loans	**126**	152
Warrant Liability *(Note 5)*	**81**	-
Severance payment, net	**154**	159
Total non-current liabilities	**406**	363
Total liabilities	**1,320**	1,467
Shareholders' equity *(note 7)*		
Share capital and additional paid in capital	**6,820**	6,555
Capital fund for transaction with controlling shareholder	**5,624**	5,624
Accumulated other comprehensive income	**(80)**	(70)
Accumulated deficit	**(4,607)**	(4,139)
Total shareholders' equity	**7,757**	7,970
Non-controlling interest	**577**	577
Total shareholders' equity	**8,334**	8,547
Total liabilities and shareholders' equity	**9,654**	10,014

Nature and continuance of operations (Note 1)
Commitments (Note 9)
Subsequent Events (Note 11)

Approved and authorized by the Board on July 13, 2020:

"Vered Dotan"
Vered Dotan, Director

"Joseph Bentsur"
Joseph Bentsur, President and Chief Executive Officer

The accompanying condensed notes are an integral part of these condensed consolidated interim financial statements.

A2Z TECHNOLOGIES CANADA CORP. (Formerly ECC VENTURES 1 CORP.)
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF PROFIT LOSS AND COMPREHENSIVE PROFIT AND LOSS
(Unaudited)
(Expressed in Thousands of Canadian Dollars, except per share data)

	Three months ended March 31, 2020	Three months ended March 31, 2019
	Unaudited	
Revenues	$ **291**	$ 423
Cost of revenues	**192**	235
Gross profit	**99**	188
Expenses:		
Research and development costs *(note 8)*	**47**	-
Sales and marketing costs	**250**	-
General and administrative expenses *(note 9)*	**410**	84
Operating profit (loss)	**(608)**	104
Gain on revaluation of warrant liability *(note 5)*	**(133)**	-
Financial income	**(29)**	-
Financial expenses	**25**	50
Profit (loss) before taxes on income	**(471)**	54
Income tax (expense) benefit	**3**	(12)
Profit (loss) for the period	**(468)**	42
Other comprehensive (income) expenses		
Item that will not be reclassified to profit or loss:		
Adjustments arising from translating financial statements of foreign operations	**(10)**	(3)
Other comprehensive income (loss)	**(10)**	(3)
Net profit (loss) and comprehensive profit (loss) for the period	$ **(478)**	$ 39
Basic and fully diluted profit (loss) per share	$ **(0.012)**	$ 0.001
Weighted average number of shares outstanding	**47,852,409**	31,508,356

The accompanying condensed notes are an integral part of these condensed consolidated interim financial statements.

A2Z TECHNOLOGIES CANADA CORP. (Formerly ECC VENTURES 1 CORP.)
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
(Unaudited)
(Expressed in Thousands of US Dollars, except per share data)

	Three months ended March 31	
	2020	**2019**
	Unaudited	
Cash flows from operating activities		
Net profit (loss) for the period	**$ (468)**	$ 42
Adjustments to reconcile net profit to net cash provided by operating activities:		
Amortization and depreciation	**175**	30
Gain on revaluation of warrant liablity	**(133)**	-
Decrease in long-term deposit	**1**	-
Decrease in inventory	**-**	4
Increase in trade receivables	**(37)**	(35)
Decrease in other account receivables	**157**	33
Accrued Interest due to long term loans	**22**	8
Changes in deferred taxes	**(2)**	12
Increase (decrease) in trade payables	**(158)**	28
Decrease in other accounts payable	**(18)**	(157)
	(461)	(35)
Cash flows from investing activities		
Purchase of property, plant and equipment	-	(10)
	-	(10)
Cash flows from financing activities		
Issuance of shares, net	**377**	206
Exercise of options	**38**	206
Lease payments	**(6)**	(10)
Proceeds from receipt of loans (repayment of loans)	**(67)**	61
	342	463
Increase (decrease) in cash and cash equivalents	**(119)**	418
Effect of changes in foreign exchange rates	**(28)**	27
Cash, beginning of period	**289**	166
Cash, end of period	**$ 142**	$ 611

The accompanying condensed notes are an integral part of these condensed consolidated interim financial statements.

A2Z TECHNOLOGIES CANADA CORP. (Formerly ECC VENTURES 1 CORP.)
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(Unaudited)
(Expressed in Thousands of US Dollars, except per share data)

	Ordinary share capital		Capital fund for transaction with controlling shareholder	Accumulated Other Comprehensive Income	Accumulated deficit	-Non controlling interest	Total Equity (Deficiency)
	Number of shares	Additional paid in capital					
Balance - January 1, 2019	**30,493,397**	**$ 1,215**	**-**	**$ 30**	**$ (1,331)**	**$ -**	**$ (86)**
Net profit for the period	-	-	-	-	42	-	42
Adjustments arising from translating financial statements of foreign operations	-	-	-	(3)	-	-	(3)
Net comprehensive loss for the period				(3)	42		39
Issuance of warrants and shares upon acquisition	7,664,788	1,962	-	-	-	490	2,452
Issuance of shares, net	3,075,870	1,102	-	-	-	-	1,102
Balance - March 31, 2019	**41,234,055**	**$ 4,279**	**-**	**$ 27**	**$ (1,289)**	**$ 490**	**$ 3,507**
Net loss for the period	-	-	-	-	(2,850)	-	(2,850)
Adjustments arising from translating financial statements of foreign operations	-	-	-	(63)	-	-	(63)
Remeasurement loss from defined benefit plans	-	-	-	(34)	-	-	(34)
Net comprehensive loss for the period				(97)	(2,850)	-	**(2,947)**
Share-based compensation	169,500	64	-	-	-	-	64
Issuance of shares, net	1,514,569	613	-	-	-	-	613
Reverse takeover	4,158,168	1,599	-	-	-	87	1,686
Financial assets granted by controlling shareholder	-	-	5,624	-	-	-	5,624
Balance - December 31, 2019 (audited)	**47,076,292**	**$ 6,555**	**$ 5,624**	**$ (70)**	**$ (4,139)**	**$ 577**	**$ 8,547**
Net profit for the period	-	-	-	-	(468)	-	(468)
Adjustments arising from translating financial statements of foreign operations	-	-	-	(10)	-	-	(10)
Net comprehensive loss for the period				(10)	(468)		(478)
Exercise of stock options (note 6(b)(i))	142,857	15	-	-	-	-	15
Issuance of stock options for services	-	14	-	-	-	-	14
Issuance of shares in private placement, net (note 6(b)(ii))	833,336	163	-	-	-	-	163
Issuance of shares for services (note 6(b)(iii))	92,493	50	-	-	-	-	50
Exercise of stock options	225,000	23	-	-	-	-	23
Balance - March 31, 2020 (unaudited)	**48,369,978**	**$ 6,820**	**$ 5,624**	**$ (80)**	**$ (4,607)**	**$ 577**	**$ 8,334**

The accompanying condensed notes are an integral part of these condensed consolidated interim financial statements.

(Expressed in thousands of US Dollars, except per share data)

1. NATURE AND CONTINUANCE OF OPERATIONS AND GOING CONCERN

A2Z TECHNOLOGIES CANADA CORP. (Formerly ECC Ventures 1 Corp.) (the "Company" or "A2ZTC") was incorporated on January 15, 2018 under the laws of British Columbia. The head office is located at 1600 – 609 Granville Street, Vancouver, British Columbia V7Y 1C3, and the records and registered office is located at 2200 HSBC Building 885 West Georgia Street, British Columbia, V6C 3E8.

Following the completion of the transaction with A2Z Advanced Solutions Ltd ("A2ZAS"), on December 12, 2019, the Company commenced trading on the TSX Venture Exchange under the symbol "AZ". The Company's principal activities are the provision of services in the field of advanced engineering capabilities to the military/security markets as well as development of products for the civilian population. Subsequent to the balance sheet date, the Company commenced the development of two products for the automotive markets. The first product is a capsule that can be placed in a fuel tank to prevent gas tank explosions. The second product under development is a vehicle cover device that will protect automobiles from the elements while the vehicle is parked. The Company also provides maintenance services to both external and in-house complex electronic systems and products.

A2ZAS is now a 100% owned subsidiary of A2ZTC.

These condensed consolidated interim financial statements were authorized for issue by the Board of Directors on July 13, 2020.

2. BASIS OF PREPARATION

Statement of Compliance

These condensed consolidated interim financial statements, including comparatives, have been prepared in accordance with International Accounting Standards ("IAS") 34, "Interim Financial Reporting" using accounting policies consistent with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and Interpretations issued by the International Financial Reporting Interpretations Committee ("IFRIC").

These condensed consolidated interim financial statements should be read in conjunction with the Company's annual financial statements for the year ending December 31, 2019. Certain disclosures that are required to be included in annual financial statements prepared in accordance with IFRS are not included in these condensed consolidated interim financial statements.

Basis of Presentation

The financial statements have been prepared on a historical cost basis except for certain financial assets measured at fair value. All dollar amounts presented are in United States dollars unless otherwise specified.

2. BASIS OF PREPARATION (CONTINUED)

Basis of Consolidation

These consolidated financial statements include the accounts of A2ZTC and its wholly-owned subsidiaries. The financial statements of the subsidiaries are included in the consolidated financial statements from the date that control commenced until the date control ceases. Control exists when the Company has the power directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The Company applies the acquisition method to account for business combinations in accordance with IFRS 3.

All inter–company balances, and transactions, have been eliminated upon consolidation.

Significant Accounting Judgments and Estimates

The preparation of these consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. The consolidated financial statements include estimates which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the consolidated financial statements and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and also in future periods when the revision affects both current and future periods.

The critical judgments and significant estimates in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements are:

- The useful life of property and equipment

  Property and equipment are amortized or depreciated over their useful lives. Useful lives are based on management's estimates of the period that the assets will generate revenue, which are periodically reviewed for continued appropriateness. Changes to estimates can result in significant variations in the amounts charged to the consolidated statement of comprehensive income in specific periods.

- Taxes on income

  The Company recognized tax- related assets and liabilities based on the Company's current understanding of tax laws as applied to the company's circumstances. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred tax provisions in the period in which such determination is made.

Standards issued but not yet effective

Certain pronouncements were issued by the IASB or the IFRIC that are mandatory for future accounting periods. Many are not applicable to or do not have a significant impact on the Company and have been excluded from the list below. The following have not yet been adopted and are being evaluated to determine their impact on A2ZTC.

IFRS 17 – Insurance Contracts ("IFRS 17")

IFRS 17 was issued by the IASB in May 2017, which replaces IFRS 4 Insurance Contracts. IFRS 17 requires entities to measure insurance contract liabilities at their current fulfillment values using one of three measurement models, depending on the nature of the contract. IFRS 17 is effective for annual periods beginning on or after January 1, 2021. IFRS 17 will affect how the Company's accounts for its insurance contracts and how it reports its financial performance in our consolidated statements of operations. The Company has determined there will not be a significant impact to the consolidated financial statements as a result of the adoption of this standard.

(Expressed in thousands of US Dollars, except per share data)

3. FINANCIAL ASSET:

On December 30, 2019, A2ZAS signed an agreement with the founder and CEO of A2ZAS, Mr. Joseph Bentsur (the "Founder"), pursuant to which the Founder granted A2ZAS an option to purchase 19% of Cust2Mate Ltd ("Cust2Mate"), a company incorporated in Israel, and 60% owned by the Founder (the "Cus2Mate Option") for $66. Cust2Mate is a technological company focused on providing retail automation solutions, in particular for large grocery stores and supermarkets. The company's primary product is the Cust2Mate system which incorporates a "smart cart" enabling shoppers to checkout automatically without having to unload and reload their purchases. There are two complementary products. One to prevent theft when using traditional shopping carts and another to increase efficiency when picking products to meet online orders. Cust2Mate operates from office premises in Yavne, Israel which it shares with the Company.

In terms of the Company's accounting policies, the Company obtained a third-party valuation of the Cus2Mate Option and has determined the fair value to be $5,624. The valuation is based on the income approach, using the Discounted Cash Flow ("DCF") method, which reflects the trade-off between risk and expected return that is critical to the investment process. DCF analysis estimates value on the basis of future return flows over an investment horizon. The Cus2Mate Option was initially recorded at fair value and will be re-valued at each reporting date with changes in fair value being charged to the consolidated statements of operations and comprehensive loss.

The valuation is based on free cash flow from operations as the appropriate measure of economic income. The weighted average cost of capital is the appropriate discount rate to apply to net cash from operations. The value calculated from this analysis is the economic value of each company's business activities.

Free cash flow is defined as after-tax earnings, plus depreciation less capital expenditures and expected changes in working capital. Cust2Mate is in the development stage of the life cycle and has developed and tested its main product, which is now ready to be marketed. Therefore, the valuation is based on a capitalization rate of 50%. As the Cus2Mate Option was received from a related party, the fair value was credited to "Capital fund for transaction with controlling shareholder" in the Consolidated Statement of Financial Position.

4. INTANGIBLE ASSET - PATENT, NET

On February 7, 2019, the Company purchased an 80% interest in AAI Advanced Automotive Innovations Inc. ("AAI"). AAI owns a patented invention (the "Patent") in the form of a system that enables a customer to insert a "capsule" into the fuel tank that suppresses combustibility of any remaining gasoline or gasoline fumes inside the gasoline tank in the event of a collision or exposure to heat and/or flames, and thus eliminate the possibility of a fire erupting as a result of a collision or exposure to heat and/or flames. As the only activity of AAI is its ownership of the Patent (an economic resource that may create future outputs) and no other processes or outputs, the acquisition was accounted for as an asset acquisition.

The intangible asset is being amortized over 20 years.

(Expressed in thousands of US Dollars, except per share data)

5. WARRANT LIABILITY

On January 39, 2020, the Company issued 833,336 warrants in conjunction with a private placement (Note 7(b) (ii)). The warrants have an expiry period of 3 years from date of issuance and an exercise price of CAD$0.65 per common share.

Since the warrants have an exercise price denominated in a different currency (Canadian Dollars) than the functional currency of the Company (New Israeli Shekels), these warrants are recorded at their fair value as a derivative liability.

At the date of issuance, the warrants were valued at $249 and were revalued as at March 31, 2020 at $107. A gain of $142 was recorded in the consolidated statement of comprehensive profit and loss for the three months ended March 31, 2020 (2019 - nil). The Black-Scholes option pricing model was used to measure the derivative warrant liability with the following assumptions:

	January 31, 2020	**March 31, 2020**
Share Price	CAD$0.77	CAD$0.485
Exercise Price	CAD$0.65	CAD$0.65
Expected life	3 years	2.8 years
Risk-free interest rate	1.52%	1.52%
Dividend yield	0.00%	0.00%
Foreign exchange rate (CAD/USD)	1.323	1.419
Expected volatility	70%	70%

6. RELATED PARTY TRANSACTIONS

The following transactions arose with a related party:

Transaction		**Three months ended March 31, 2020**		**Three months ended March 31, 2019**
Consulting Fees	$	8	$	8
Salary		7	$	7
Pension value		1		1
Total	**$**	**16**	**$**	**16**

Amounts owing by (to) related parties:

Name		**As of March 31, 2020**		**As of December 31, 2018**
Key management personnel	$	465	$	358
Company controlled by the CEO	$	(106)	$	(52)
Company controlled by the CFO	$	(3)	$	-
Shareholder	$	301	$	380

(Expressed in thousands of US Dollars, except per share data)

7. SHARE CAPITAL AND RESERVES

a) Authorized share capital

As at March 31, 2020, the authorized share capital of the Company is 150,000,000 common shares without par value. All issued shares, consisting only of common shares are fully paid.

The ordinary shares in the Company confer upon their holders the right to receive notice to participate and vote in general meetings of the Company, and the right to receive dividends, if and when declared.

Share consolidation

On December 19, 2019, Company and the TSX-V approved a 1-for-1.4 share consolidation. All share numbers, share prices, and exercise prices relating to A2ZTC have been retroactively adjusted in these consolidated financial statements for all periods presented.

b) During the three months ended March 31, 2020, the Company issued the following shares:

(i) On January 21, 2020, 142,857 options with an exercise price of CAD$0.14 were exercised for gross proceeds of $15 (CAD$20 thousand).

(ii) On January 30, 2020, the Company completed a private placement of 833,336 units (the "Units") of the Company at a price of CAD$0.60 per Unit for gross proceeds of $377 (CAD$500 thousand). Each Unit consists of one common share and one common share purchase warrant, with each warrant entitling the holder to acquire an additional common share of the Company at a price of CAD$0.65 until January 30, 2022. All securities issued in connection with the Placement are subject to a hold period expiring May 31, 2020.

(iii) On January 30, 2020, the Company issued 92,493 shares as compensation for consulting services provided by a consultant in the amount of $50.

(iv) On March 18, 2020, 225,000 options with an exercise price of CAD$0.13 were exercised for gross proceeds of $23 (CAD$32 thousand).

(Expressed in thousands of US Dollars, except per share data)

7. SHARE CAPITAL AND RESERVES (CONTINUED)

c) Warrants and options

(i) A summary of changes in warrants and options for the year ending December 31, 2019, and the three months ended March 31, 2020:

	Number	Weighted Average Exercise Price	
Balance January 31, 2020	-	-	
Warrants issued in respect of acquisition of AAI (*)	3,832,394	$	0.38
Options granted on Non-Brokered Offering	2,300		0.38
Options from reverse takeover	403,571		0.14
Agent options	142,857		0.14
Balance outstanding at December 31, 2019	**4,381,122**	**$**	**0.35**
Options granted (ii)	300,000		0.80
Exercise of agents options	(142,857)		0.14
Exercise of options	225,000		0.14
Balance outstanding at March 31, 2020	**4,313,265**	**$**	**0.40**

(ii) On January 22, 2020, 300,000 stock options were issued to a consultant with an exercise price of CAD$0.80. The options expire on January 23, 2023. The fair value of the options granted was estimated at $56 using the Black-Scholes option pricing model, using the following assumptions: Share Price: CAD$0.70; Expected option life 2 years; Volatility 70%; Risk-free interest rate 1.52%; Dividend yield 0%.

(iii) As at March 31, 2020, the Company had outstanding warrants and stock options, enabling the holders to acquire further common shares as follows:

Outstanding as of March 31, 2020	Date of expiry	Exercise price	
3,832,394	December 31, 2021	$	(*) 0.38
2,300	December 16, 2020	$	0.38
178,571	March 18, 2020	$	0.14
300,000	January 23, 2023	$	0.80
4,313,265			

(*) The exercise price is NIS0.84 per warrant.

(Expressed in thousands of US Dollars, except per share data)

8. RESEARCH AND DEVELOPMENT COSTS

	Three months ended March 31,	
	2020	2019
	Unaudited	
Subcontractor & Outsourcing work	$ 11	$ 9
Payroll and related expenses	90	114
Materials and components consumed	37	61
Car maintenance	37	32
Other	17	19
	$ 192	$ 235

9. GENERAL AND ADMINISTRATION COSTS

	Three months ended March 31,	
	2020	2019
	Unaudited	
Professional fees	$ 228	$ 21
Payroll and related	19	11
Depreciation of lease liability	15	15
Depreciation and amortization	109	25
Other	39	12
	$ 410	$ 84

10. COMMITMENTS

The Company's Israeli subsidiary's fixed assets (motor vehicles) are secure against bank borrowings.

The Company's Israeli subsidiary leases its facility which expires on June 30, 2021. Lease payments are approximately $3.5 per month.

11. FINANCIAL AND CAPITAL RISK MANAGEMENT

The Company is exposed to varying degrees to a variety of financial instrument related risks:

Fair value

The carrying value of due to/from related parties and accounts payable approximated their fair value because of the relatively short-term nature of these instruments. Cash, which is classified as held for trading and carried at fair value, has been determined using Level 1 inputs.

Foreign exchange risk

The Company's functional currency is the New Israeli Shekel ("NIS") and its reporting currency is the United States. As a result, the Company is exposed to foreign currency risk arising from fluctuations in exchange rates.

Credit risk

The Company's cash is largely held in large Israeli financial institutions. The Company does not have any asset-backed commercial paper. The Company maintains cash deposits with Schedule A financial institution, which from time to time may exceed federally insured limits. The Company has not experienced any significant credit losses and believes it is not exposed to any significant credit risk.

Interest rate risk

Interest rate risk is the risk the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Financial assets and liabilities with variable interest rates expose the Company to cash flow interest rate risk. The Company does not hold any financial liabilities with variable interest rates. The Company does maintain bank accounts which earn interest at variable rates but it does not believe it is currently subject to any significant interest rate risk.

Liquidity risk

The Company's ability to continue as a going concern is dependent on management's ability to raise required funding through future equity issuances and through short-term borrowing. The Company manages its liquidity risk by forecasting cash flows from operations and anticipating any investing and financing activities. Management and the Board of Directors are actively involved in the review, planning and approval of significant expenditures and commitments.

Capital management

The Company defines its capital as shareholders' equity. The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support the acquisition and exploration and development of mineral properties. The Board of Directors do not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management to sustain future development of the business. As such, the Company has historically relied on the equity markets to fund its activities. In addition, the Company is dependent upon external financings to fund activities. In order to carry out planned exploration and pay for administrative costs, the Company will need to raise additional funds. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

(Expressed in thousands of US Dollars, except per share data)

11. FINANCIAL AND CAPITAL RISK MANAGEMENT (CONTINUED)

COVID 19

Since January 2020, the Coronavirus outbreak has dramatically expanded into a worldwide pandemic creating macro-economic uncertainty and disruption in business and financial markets. Many countries around the world, including Israel, have been taking measures designated to limit the continued spread of the Coronavirus, including the closure of workplaces, restricting travel, prohibiting assembling, closing international borders and quarantining populated areas. Such measures present concerns that may dramatically affect the Company's ability to conduct its business effectively, including, but not limited to, adverse effect relating to employees' welfare, slowdown and stoppage of manufacturing, commerce, shipping, delivery, work, travel and other activities which are essential and critical for maintaining on-going business activities.

The nature of the Company's work in Israel, is such that it is defined as an essential service industry, and therefore, it is able to continue all of its operations in Israel with little disruption. The Company's flagship research project: Fuel Tank Intelligent Containment System (FTICS) capsule progressed as planned during this time and through to the date of this report. The Company anticipates a reduction in the Company's revenues during the 2020 due to delays in receiving orders. In addition, the Company applied for temporary blanket relief granted by the Canadian Securities Administrators due to a delay in completing these financial statements.

Given the uncertainty around the extent and timing of the future spread or mitigation of COVID-19 and around the imposition or relaxation of protective measures, the Company cannot reasonably estimate the impact to its future results of operations, cash flows or financial condition; infections may become more widespread and the limitation on the ability to work, travel and timely sell and distribute products, as well as any closures or supply disruptions, may be extended for longer periods of time and to other locations, all of which would have a negative impact on the Company's business, financial condition and operating results. In addition, the unknown scale and duration of these developments have macro and micro negative effects on the financial markets and global economy which could result in an economic downturn that could affect demand for the Company's products and have a material adverse effect on its operations and financial results, earnings, cash flow and financial condition.

12. SUBSEQUENT EVENTS

(i) On April 27, 2020, 230,103 shares were issued to two consultants in respect of consulting services for a total fair value of $99.

(ii) On July 6, 2020, 446,428 shares were issued in respect of the exercise of 446,428 warrants at an exercise price of NIS0.84 ($0.23) per warrant for gross proceeds of $109.

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